UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29406 / August 31, 2010

_____

In the Matter of   :
                                                                    :
THE BLACKSTONE GROUP, L.P.   :
345 Park Avenue   :
New York, NY 10154   :
                                                                    :
(813-00375)   :
                                                                    :
_____

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

The Blackstone Group, L.P. filed an application on October 16, 2008, and amendments to the
application on May 14, 2009, May 27, 2010 and August 26, 2010, requesting an order under
sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption
from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and
regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and
regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the
application. The order exempts exempt certain future partnerships, limited liability companies
and other investment vehicles formed for the benefit of eligible employees of The Blackstone
Group, L.P. and its affiliates from certain provisions of the Act. Each future partnership, limited
liability company and other investment vehicle will be an "employees' securities company"
within the meaning of section 2(a)(13) of the Act.

On August 5, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29378). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by The Blackstone Group, L.P. (File No. 813-00375), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary